UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-35385

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Provident Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident New York Bancorp

400 Rella Boulevard

Montebello, New York 10901

PROVIDENT BANK 401(K) AND

PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

FOR YEARS ENDED

DECEMBER 31, 2011 AND 2010

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

YEARS ENDED DECEMBER 31, 2011 AND 2010

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the

Provident Bank 401(k) and Profit Sharing Plan

Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank, 401(k) and Profit Sharing Plan as of December 31, 2011, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year summarized comparative information has been derived from the Plan’s 2010 financial statements and, in our report dated May 27, 2011; we expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Provident Bank, 401(k) and Profit Sharing Plan as of December 31, 2011 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Suffern, New York
June 12, 2012

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
Investments (at fair value)	$30,369,744	$32,540,248

Receivables:
Notes receivable from participants	814,525	729,913
Employer’s contribution	3,142	5,434
Participants’ contributions	—	22
Due from Provident Bank Defined Benefit Pension Plan		5,625

	817,667	740,994

TOTAL ASSETS	31,187,411	33,281,242

LIABILITIES
Accrued expenses	19,000	36,500

TOTAL LIABILITIES	19,000	36,500

NET ASSETS RELECTING INVESTMENTS AT FAIR VALUE	31,168,411	33,244,742
Adjustment from fair value to contract value for fully benefit-responsive investment contract	252,767	209,396

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$31,421,178	$33,454,138

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:
Investment activity:
Net appreciation/(depreciation) in fair value of investments	$(3,604,290)	$4,144,222
Dividends	514,816	483,585
Interest	35,614	35,208

Total investment income/(loss)	(3,053,860)	4,663,015

Contributions:
Employer	1,796,792	1,836,609
Participants	2,448,495	2,505,981
Participants’ rollovers	317,131	348,088

Total contributions	4,562,418	4,690,678

Transfer in of plan assets - Provident ESOP	18,372	9,188

TOTAL ADDITIONS	1,526,930	9,362,881

DEDUCTIONS:
Benefits paid to participants	3,509,300	2,983,160
Administration expenses	31,590	32,158
Audit fee	19,000	19,000

TOTAL DEDUCTIONS	3,559,890	3,034,318

NET INCREASE	(2,032,960)	6,328,563
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	33,454,138	27,125,575

END OF YEAR	$31,421,178	$33,454,138

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

General. The following description of the Plan has been obtained from the Plan document and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which covers all eligible employees. Provident Bank (“Employer”) established the plan on August 1, 1991. The plan was amended and restated effective January 1, 2006 with subsequent amendments added effective September 30, 2006. Most recently, the plan was amended and restated in its entirety, effective January 1, 2011, to comply with all required regulatory changes. The restated Plan document is a volume submitter created by Milliman, Inc. upon which Provident’s plan document was based. Milliman received a favorable determination letter from the IRS for their volume submitter. Provident Bank also received a favorable determination letter specific to the Provident Bank 401(k) & Profit-Sharing Plan on June 28, 2010.

Both Hudson Valley Investment Advisors, LLC (referred to as “HVIA”) and Hardenburgh Abstract, both subsidiaries, have adopted the Plan.

All employees are eligible to participate in the Plan immediately upon hire if they are scheduled to work 1,000+ hours annually or when scheduled hours are increased to 1000+ hours annually. Participants not immediately eligible upon hire will enter the Plan on the 1/1 or 7/1 following one year of employment.

For each Plan year, the employer shall contribute to the Plan:

(a)	The amount of the total salary reduction of all Participants made pursuant to Section 4.2 (a) of the Plan document, which amount shall be deemed an Employee’s elective contribution.

(b)	On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution is a percentage of the pre-tax contributions to the Plan. The matching contribution percentage is determined by the Bank, in its sole discretion. The Bank may modify this percentage, as it deems necessary. For the Plan Years 2011 and 2010, the employer matching contribution was equal to 50% of employee deferrals, to a maximum of 3% of eligible compensation. The match is paid in cash and invested per employee direction.

(c)	Each participant may elect to defer from 1% to 50% of his/her eligible compensation which is received in the Plan year subject to IRS maximum limits. For new participants, this election is applied to their compensation as soon as administratively feasible following receipt of their election. Modification of an earlier election may be made monthly. The modification election is applied to compensation as soon as administratively feasible on the first or second payroll of the month following the election date.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN (Con’t.)

(d)	Effective October 1, 2006, at date of hire, employees who are scheduled to work 1,000 hours or more per year are automatically enrolled in the Plan and are eligible for employer matching contributions and for the employer base profit-sharing contribution. Upon signing an acknowledgement of payroll deduction form, a participant will automatically have a 2% deferral election unless he elects otherwise. If an employee deferral election has not been made and if the employee has not signed an acknowledgement form, the participant is assumed to have a 0% employee deferral.

(e)	Effective October 1, 2006, a discretionary profit-sharing component was added to the Plan. It is deemed an employer non-elective contribution and referred to as the Employer Base Profit-Sharing Contribution. The amount paid and timing of the employer profit-sharing contribution is at the discretion of the plan sponsor. For plan years 2011 and 2010, this contribution was 3% of eligible pay and paid with each payroll cycle. Effective 1/1/12, the profit sharing contribution will be declared after the plan sponsor’s fiscal year end (Sept 30) and paid to each eligible plan participant at the end of the calendar year. The Employer Base Profit-Sharing Contribution is credited independent of the level of participant deferrals. It is paid in cash and invested per employee direction.

(f)	Effective October 1, 2006, an additional employer non-elective contribution was added to the Plan and referred to as an “additional discretionary contribution”. As of December 31, 2011, no such additional discretionary contribution was made.

(g)	Effective in 2008, Provident Bank ESOP participants who were eligible for ESOP Diversification Elections were permitted to transfer their ESOP Diversification funds to their 401(k) account. During the 2011 and 2010 ESOP Diversification Period, 2 participants transferred $18,372 in 2011, and 3 participants transferred $9188 from the ESOP to the 401K plan.

(h)	The employer shall contribute to the Plan the amount necessary to provide the top-heavy minimum contribution.

The amount by which compensation is reduced shall be that participant’s deferred compensation, to be treated as an employee contribution and allocated to that participant’s election account.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $16,500 in both 2011 and 2010. Individuals age 50 or over were allowed to make additional catch-up contributions of $5,500 in both 2011 and 2010. The annual compensation limit was $245,000 for both 2011 and 2010.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN (Con’t.)

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her election account, and will have a 100% vested interest in the employer’s matching and non-elective employer contributions following the completion of four full years of service with the employer, upon attainment of age 65, or upon death or permanent and total disability.

Participants who have completed less than four years are entitled to a percentage of the employer’s contributions on the basis of full years of service in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than 2	0%
2	50%
3	75%
4 or more	100%

Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide mutual funds, investment contracts or employer securities for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the “valuation date.” If such securities were not traded on the “valuation date,” or if the exchange on which they are traded was not open for business on the “valuation date,” then the securities shall be valued at the prices at which they were last traded prior to the “valuation date.” The guaranteed fixed income investment contract with Principal is reported at fair value. Fair value is the amount the Plan sponsor would receive if they were to withdraw or transfer funds within the Plan prior to their maturity. In determining the fair value of assets other than securities for which trading prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

Normal retirement date – the first day of the month coinciding with or the next following the participant’s normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN (Con’t.)

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less. Lump sums of $5,000 or less are allowed and may be mandated by the employer.

Notes Receivable from Participants – Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their vested balance, subject to a minimum of $1,000 and a maximum of $50,000. Plan loans are approved by Provident per established underwriting standards. Interest is charged on these loans at a rate similar to that which would be charged at other financial institutions. Loan terms cannot exceed five years. Principal and interest are paid ratably through payroll deductions. A loan is in default if the employee fails to make installment payments. This defaulted loan becomes a deemed distribution of the Plan. Deemed distributions were $3000 and $22,993 for Plan Years 2011 and 2010, respectively. Loans become due and immediately payable upon an employee’s termination of employment.

Accounting fees and other administrative services are paid by the Plan Trust from the forfeitures accounts, if available. For Plan Years 2011 and 2010 forfeiture activity consisted of:

	2011	2010
Beginning Balance, 1/1	$7,436	$9,190
Forfeitures of non-vested employer contributions	81,447	34,407
Used for employer contributions	(6,874)	(2,602)
Used for audit fees and administrative services	(41,501)	(35,279)
Miscellaneous	(11,871)	-0-
Gains (losses)	571	1,720

Ending Balance, 12/31	$29,208	$7,436

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management’s Review

Subsequent events were evaluated through June 12, 2012, the date of issuance of the financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Con’t)

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Notes Receivable from Participants

Loans to participants are reported at their unpaid balance plus any accrued but unpaid interest.

Investment Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The daily operation expenses of maintaining the Plan are paid by the Plan, through revenue sharing and payments from the forfeiture accounts. Occasionally, Provident Bank pays expenses directly for the Plan when the revenue sharing and forfeiture accounts are insufficient to cover the expense.

3.	TRANSACTIONS WITH RELATED PARTIES

16.5% of total assets available for plan benefits are held in Provident New York Bancorp Common Stock, the employer security. Certain Plan investments are managed by Principal Financial, the directed Trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

4.	INVESTMENTS

As of December 31, 2011 the plan’s investments are in mutual funds, investment contracts and employer securities held in an account with Principal Life Insurance Company. Principal Financial is the Directed Trustee, the Plan’s Record keepers, and the Plan’s third-party administrators. An internal Provident 401(k) Committee comprised of members of management of Provident Bank assumes the Bank’s fiduciary responsibilities. To assist with this responsibility, the Provident 401(k) Committee engages an independent investment advisor, 401k Advisors Inc., to review and monitor the investment funds performance and suggest changes to the Plan’s investment choices. Detailed trust performance monitoring reports are reviewed quarterly. Committee review meetings are held semi-annually or more frequently as needed with Principal Financial and the plan’s independent investment advisor.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

4.	INVESTMENTS (Continued)

Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments. All investments are participant-directed.

The following presents investments that represent 5% or more of the Plan’s net assets:

	12/31/2011	12/31/2010
Davis New York Venture A Fund	NA	2,484,042
Janus Enterprise S fund	NA	1,461,120
Mellon Capital Mgmt Bond Mkt. R5 Fund	3,109,274	2,456,169
Principal Investors Life Time 2020 Pref. Fund	1,947,956	1,671,616
Principal Investors Life Time 2030 Pref. Fund	2,690,805	2,466,932
Principal Global Investors S&P 500 Index R5	2,652,942	NA
Principal Life Fixed Income Option	4,802,569	3,978,540
Provident New York Bancorp	5,162,110	8,544,796
Common Stock (Delaware Corp)

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,604,290 as follows:

Mutual funds	$	(643,024)
Employer securities		(3,087,430)
Fixed Income funds		126,164

		$(3,604,290)

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company be a letter dated June 28, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior 2008.

6.	TERMINATION

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants’ accounts become 100% vested.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

7.	FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Schedule H of form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$31,421,178	$33,454,138
adjustment	-0-	-0-

Net assets available for benefits per the Schedule H to the Form 5500	$31,421,178	$33,454,138

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

9.	FAIR VALUE MEASUREMENT

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ASC 820, Fair Value, establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value of investments. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and level 3 inputs are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.

Level 1 Fair Value Measurements

Fair values for mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair values of common stocks are based on the closing price reported on the active market where the individual securities are traded.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

9.	FAIR VALUE MEASUREMENT (Con’t)

Level 3 Fair Value Measurements

The guaranteed investment contract with Principal is not actively traded and significant other observable inputs are not available. Thus, the fair value is determined using an income approach. For those assets with fair value measured using Level 3 inputs, the Plan administrator determines the fair value measurement policies and procedures in consultation with the Company’s chief financial officer and the plan trustee. Those policies and procedures are reassessed at least annually to determine if the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted, as necessary, based on current market conditions and other third-party information.

Fair values of assets measured on a recurring basis at December 31, 2011, are as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Unobservable Inputs

	Fair Value	(Level 1)	(Level 3)
Mutual Funds
Large US Equity	$4,303,382	$4,303,382
Small/mid US Equity	3,614,944	3,614,944
Real estate funds	428,167	428,167
International Equity	1,266,630	1,266,630
Fixed income funds	3,109,274	3,109,274
Balanced/Asset allocation funds	7,682,668	7,682,668

Total Mutual Funds	20,405,065	20,405,065	-0-

Guaranteed investment contract with Insurance Company- Fixed Income Funds	4,802,569	-0-	4,802,569
Common Stock-Financial	5,162,110	5,162,110	-0-

Total assets at fair value	$30,369,744	$25,567,175	$4,802,569

Fair values of assets measured on a recurring basis at December 31, 2010, are as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Unobservable Inputs

	Fair Value	(Level 1)	(Level 3)
Mutual Funds	$20,016,912	$20,016,912	$-0-
Guaranteed investment contract with Insurance Company- Fixed Income Funds	3,978,540	-0-	3,978,540
Common Stock-Financial	8,544,796	8,544,796	-0-

	$32,540,248	$28,561,708	$3,978,540

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

9.	FAIR VALUE MEASUREMENT (cont.)

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), consist of the following:

December 31, 2011:	Fixed Income Fund
Beginning balance, fair value	$3,978,540
Interest income	126,163
Investment Transfer In-Level 1	1,117,522
Unrealized loss	(43,371)
Purchases, issuances and settlements, net	(376 285)

Ending balance, fair value	$4,802,569

December 31, 2010:
Beginning balance, fair value	$3,724,696
Interest income	126,012
Unrealized loss	(13,360)
Purchases, issuances and settlements, net	141,192

Ending balance, fair value	$3,978,540

The amount of the adjustment from fair value to contract value (5% withdrawal charge) for the fully benefit-responsive investment contract was ($252,767) and ($209,396) for 2011 and 2010 respectively.

The Plan’s policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

10.	GUARANTEED INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan entered into a benefit-responsive guaranteed investment contract (Principal Fixed Income Option (PFIO)) with Principal Insurance Company (Principal). Principal maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statements of net assets available for benefits at fair values with an adjustment to contract value in arriving at net assets available for benefits.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

10.	GUARANTEED INVESTMENT CONTRACT WITH INSURANCE COMPANY (con’t)

Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2011 & 2010, was $4,802,569 and $3,978,540 and the contact value was $5,055,336 and $4,187,936 respectively. The adjustment in values is a 5% withdrawal charge.

Certain events limit the Plan’s ability to transact at contract value with Principal. Such events include the following: (a) amendments to the plan document, (b) changes to plans’ prohibition on completing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events that cause a significant withdrawal from the plan, or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. By definition, the PFIO Group annuity contract is an insurance contract. As a result, the plan may transact according to the terms defined in the contract at any time. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Under the terms of the contract, the crediting rate is currently reset on a semiannual basis. Changes in future interest crediting rates will not effect the amount reported on the statement of net assets available for benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value as fair value is considered book value less early withdrawal charge.

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on charges in fair value of underlying assets as would be found in a Stable Value fund. As a result, the average yield earned by the plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Rate
July 1, 2010-December 31,2010	2.90%
January 1, 2011- June 30, 2011	2.75%
July 1, 2011-December 31,2011	2.70%
January 1, 2012- June 30, 2012	2.50%

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2011

Independent Auditor’s Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information on pages 14-16, together referred to as “supplemental information” are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Suffern, New York
June 12, 2012

THE PROVIDENT BANK 401(K) AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD

FOR THE YEAR ENDED DECEMBER 31, 2011

	Beg. of Year Current Value	End of Year Current Value
Investments Held By Principal Life Insurance Co.:
Mutual Funds:
American Beacon Large Cap VL Investor Fund	$798,711	$710,284
American Century Inv Mgmt Growth A Fund		$940,156
American Funds Growth Fund of America R3 Fund	1,068,519	—
Davis NY Venture A Fund	2,484,042	—
Eagle Asset Management Small Cap Growth A Fund		472,578
Goldman Sachs/LA Cap Mgt Midcap Value I R5 fund	241,559	164,575
Goldman Sachs Asset Mgt Sm Cp Val A Fund		143,523
Janus Enterprise S fund	1,593,826	1,461,120
Mellon Capital Mgmt Bond Market R5 Fund	2,456,169	3,109,274	(1)
Multiple Sub-Advisors Prin Lifetime Str Inc R5 fund	218,207	155,450	(2)
Multiple Sub-Advisors Prin Lifetime 2010 R5 Fund	847,215	862,086	(2)
Multiple Sub-Advisors Prin Lifetime 2020 R5 Fund	1,671,616	1,947,956	(1),(2)
Multiple Sub-Advisors Prin Lifetime 2030 R5 Fund	2,466,932	2,690,805	(1),(2)
Multiple Sub-Advisors Prin Lifetime 2040 R5 Fund	1,058,603	1,307,468	(2)
Multiple Sub-Advisors Prin Lifetime 2050 R5 Fund	608,685	718,903	(2)
Principal Global Investors S&P 400 Index R5 Fund	1,473,098	1,185,912	(2)
Principal Global Investors S&P 500 Index R5 Fund	330,368	2,652,942	(1),(2)
Principal Global Investors S&P 600 Index R5 Fund	170,024	187,237	(2)
Principal Global Investors Small Cap Value R5 Fund	131,402	—	(2)
Principal Global Investors Diversified Intl R5 Fund	1,572,627	1,266,630	(2)
Principal Real Estate Securities R5 Fund	322,591	428,166	(2)
Royce Value Plus Service Fund	502,718	—
Unallocated Contract:
Principal Life Insurance Fixed Income 401a/k	3,978,540	4,802,569	(1),(2),(3)
Common Stock:
Provident New York Bancorp	8,544,796	5,162,110	(1),(2)

Total Investments Held By Principal Life Insurance Company	32,540,248	30,369,744

Cash & Cash Equivalents Held By Hudson Valley Investment Advisors, LLC	—		(2)
Notes receivable from participants	729,913	814,525	(2)
Employer and participant receivables	5,456	3,142	(2)
Expense reimbursement due from Provident Bank Def. Ben. Pension Plan	5,625	—	(2)

Total Assets Held	$33,281,242	$31,187,411

(1)	Denotes 5% or greater of total assets available for plan benefits.
(2)	Party-in-interest as defined by ERISA
(3)	Adjusted from contract to fair value

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 2011

Description of Asset	total # of purchases	Total # of Sales	Total Value of Purchaes	Total Value of Sales	Net Gain/Loss
Insurance Company General Prin Fixed Income 401(a)/(k)	123		2,737,024		NA

Insurance Company General Prin Fixed Income 401(a)/(k)		151		1,995,787	—

Registered Investment Com Bond Market Index R5 Fund	106		1,265,751		NA

Registered Investment Com Bond Market Index R5 Fund		127		727,513	20,913

Registered Investment Com Davis NY Venture A Fund	58		354,249		NA

Registered Investment Com Davis NY Venture A Fund		86		2,681,300	(110,122)

Registered Investment Com Largecap S&P 500 Index	78		2,639,062		NA

Registered Investment Com Largecap S&P 500 Index		69		389,921	16,883

Registered Investment Com Midcap S&P 400 Index R5	94		747,495		NA

Registered Investment Com Midcap S&P 400 Index R5		122		935,821	80,698

Employer Security Provident NY Bancorp	93		905,267		NA

Employer Security Provident NY Bancorp		167		1,200,522	710,104

*	Schedule prepared using the alternative way of reporting (iii) series transactions under DOL Regulation 2520.103-6(d)(2)

See notes to financial statements.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES RECEIVABLE FROM PARTICIPANTS

DECEMBER 31, 2011

Provident Bank 401(k) and Profit Sharing Plan Notes Receivable from Participants as of December 31, 2011:

	Interest Rate	Principal Balance 12/31/11
Notes receivable from participants	4.25% - 10.25%	$814,525

See notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its. behalf by the undersigned hereunto duly authorized.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

Date: June 28, 2012	By:	/s/ Stephen V. Masterson
	Name:	Stephen V. Masterson
	Title:	Executive Vice President and Chief Financial Officer,
Provident Bank